                                       SECURITIES AND EXCHANGE COMMISSION
                                             Washington, D.C. 20549

                                                  SCHEDULE 13D


                                    Under the Securities Exchange Act of 1934
                                                (Amendment No. 5)

                                            Boundless Corporation (1)
                                                (Name of Issuer)

                                    Common Stock, Par Value, $0.01 Per Share
                                         (Title of Class of Securities)

                                                    101706208
                                                 (CUSIP Number)

                                                 J. Gerald Combs
                                             Morgan Kent Group, Inc.
                                           711 Fifth Avenue, 5th Floor
                                            New York, New York 10022
                                                 (212) 486-4800

                   (Name, Address and Telephone Number of Person Authorized
                                     to Receive Notices and Communications)

                                                December 10, 1998
                   (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

---------------------

(1) Boundless Corporation, formerly known as SunRiver Corporation, was formerly known as All-Quotes, Inc. at the time of the filing of the original Schedule 13D.




                                           Page 1 of 22 Pages

                                                  SCHEDULE 13D

-------------------                                    ------------------
CUSIP No. 101706208                                     Page 2 of 22 Pages
-------------------                                    ------------------
=====================================================
1 NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
PERSON
   Morgan Kent Group, Inc.
----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  [ ]
                                                           (b)  [ ]
----------------------------------------------------------------------------
3  SEC USE ONLY
----------------------------------------------------------------------------
4  SOURCE OF FUNDS*
   OO
----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]
----------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
----------------------------------------------------------------------------
   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
----------------------------------------------------------------------------
7  SOLE VOTING POWER
   2,321,869 (Includes 457,502 shares underlying options and warrants)
----------------------------------------------------------------------------
8  SHARED VOTING POWER
       0
----------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
       2,321,869 (Includes 457,502 shares underlying options and warrants)
----------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWERS
     0
----------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   2,321,869 (Includes 457,502 shares underlying options and warrants)
----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*[]
----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    47.5%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    CO
=====================
                                  SCHEDULE 13D
-------------------                                      -------------------
CUSIP No. 101706208                                      Page 3 of 22 Pages
-------------------                                      ------------------
=====================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
PERSON
   J. Gerald Combs
----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  [ ]
                                                            (b)  [ ]
----------------------------------------------------------------------------
3  SEC USE ONLY
----------------------------------------------------------------------------
4  SOURCE OF FUNDS*
   OO
----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]
----------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   United States
----------------------------------------------------------------------------
   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
----------------------------------------------------------------------------
7  SOLE VOTING POWER
   306,100 (Includes 305,000 shares underlying options subject to vesting)
----------------------------------------------------------------------------
8  SHARED VOTING POWER
   0
----------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
   306,100 (Includes 305,000 shares underlying options subject to vesting)
----------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
   0
----------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   306,100 (Includes 305,000 shares underlying options subject to vesting)
----------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*[]
----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    6.5%
----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    IN
==================================

                                                         Page 4 of 22 Pages
Item 1.              Security and Issuer

   This statement constitutes Amendment No. 5 to the Schedule 13D which is filed jointly by Morgan Kent Group, Inc., formerly known as SunRiver Group, Inc. ("Morgan Kent") and J. Gerald Combs ("Mr. Combs"), relating to their beneficial ownership of the common stock, $.01 par value ("Common Stock"), of Boundless Corporation, formerly known as SunRiver Corporation and, prior to that, formerly known as All-Quotes, Inc.
(the "Issuer").  The Issuer is located at 100 Marcus Blvd., Hauppauge,
New York 11788.

Item 5.              Interest in Securities of the Issuer

     (a) and (b) As of the close of business on January 22, 1999, Morgan Kent is the beneficial owner of 2,321,869 shares of the Issuers' Common Stock, which is approximately 47.5% of the Common Stock outstanding inclusive of the shares underlying Morgan Kent's options and warrants to purchase 457,502 shares of the Issuer's Common Stock. Mr. Combs is the beneficial owner of 306,100 shares of the Issuers' Common Stock, which is approximately 6.5% of the Common Stock outstanding inclusive of the shares underlying Mr. Combs' options to purchase 305,000 shares of Common Stock (which options are subject to vesting schedules). Morgan Kent disclaims beneficial ownership of the shares of Common Stock reported herein to be owned by Mr. Combs; and Mr. Combs disclaims beneficial ownership of the shares of Common Stock reported herein to be owned by Morgan Kent.

              (c) On December 10, 1998, the Issuer repurchased 110,620 shares of Common Stock from Morgan Kent at a price of $4.52 per share.
              In addition, to satisfy certain obligations of Morgan Kent under the Notes and Stock Pledge Agreements referred to and further described in Item 6, between November 11, 1998 and January 6, 1999, Cook Capital (as hereinafter defined) foreclosed and, to the knowledge of Morgan Kent, sold on Nasdaq's Small Cap Market, an aggregate of 68,950 shares of the Issuer's Common Stock (out of 198,000 shares placed in escrow by Morgan Kent).

                                              Page 5 of 22 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

              In connection with loans by Cook Capital Investments Ltd. ("Cook Capital") to Morgan Kent, Morgan Kent executed and delivered to
Cook Capital secured notes (the "Notes") and entered into Stock Pledge Agreements with Cook Capital, by which Morgan Kent pledged and deposited into escrow 198,000 shares of the Issuer's Common Stock to secure the Notes. Cook Capital foreclosed on and sold a total of 68,950 shares of the Issuers' Common Stock to satisfy Morgan Kent's obligations under the Notes.

Item 7.  Material to be Filed as Exhibits

Exhibit                            Description

A                                  Joint Filing Agreement, dated January
                                   22, 1999, among the Reporting Persons.

B                                  Secured Note, dated as of
                                   October 1, 1998, by Morgan Kent
                                   evidencing a debt to Cook Capital.

C Stock Pledge Agreement, dated as of October 1, 1998, by and between Cook Capital and Morgan Kent.

D Secured Note, dated as of August 13, 1998, by Morgan Kent evidencing a debt to Cook Capital.

E Stock Pledge Agreement, dated as of August 13, 1998, by and between Cook Capital and Morgan Kent.

                                                  Page 6 of 22 Pages


              After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  January 22, 1999



                                              MORGAN KENT GROUP, INC.

                                               By:  /s/ J. Gerald Combs
                                            ---------------------------------
                                                  J. Gerald Combs, Chairman


                                                  By: /s/ J. Gerald Combs
                                           ---------------------------------
                                                  J. Gerald Combs

                                                         Page 7 of 22 Pages

                                             Exhibit A

                                   JOINT FILING AGREEMENT

  In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.01 per share, of Boundless
Corporation and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement this 22nd day of January 1999.

Dated:               January 22, 1999

MORGAN KENT GROUP, INC.


By: /s/ J. Gerald Combs
----------------------------
J. Gerald Combs, Chairman


/s/ J. Gerald Combs
-----------------------------
J. Gerald Combs

                                                         Page 8 of 22 Pages


                                           EXHIBIT B


       THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THIS NOTE MAY NOT BE SOLD, TRANSFERRED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF UNLESS COVERED BY AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT, PURSUANT TO RULE 144 UNDER THE ACT, IF AVAILABLE, OR AN OPINION IS OBTAINED FROM COUNSEL TO THE HOLDER,
       REASONABLY SATISFACTORY TO COUNSEL TO MAKER, THAT AN EXEMPTION FROM REGISTRATION IS AVAILABLE UNDER THE ACT.

                          SECURED NOTE

$194,444.00                                              New York, New York
                                                         October 1, 1998

    FOR VALUE RECEIVED, the undersigned, Morgan Kent Group,
Inc. ("Maker"), promises to pay to the order of Cook Capital Investments Ltd., or its successors or assigns ("Holder"), on January 2, 1999, at 711 Fifth Avenue, New York, New York 10022, or at such other place as the Holder may designate from time to time in writing to the Maker, in lawful money of the United States of America, the principal sum of One Hundred and Ninety Thousand Four Hundred and Forty Four dollars ($194,444.00), together with interest on the unpaid principal balance of this Note from the date hereof until paid at fifteen percent (15%) per annum. In the event of Maker's default hereunder, interest on amounts past due pursuant to this Note shall be paid at a rate of twenty-two percent (22%) per annum. Interest shall be computed on the basis of a 360-day year.

     This Note is to be secured pursuant to the Stock Pledge Agreement dated on or about the date hereof between Maker and Holder pursuant to which the Maker shall pledge to Holder 130,000 shares of Common Stock of Boundless Corporation.

     The principal balance of this Note may be prepaid at any time, and from time to time, thirty (30) days after the date of this Note at par plus accrued and unpaid interest, at the option of Maker, without premium or penalty.

     If Maker consummates one or more financings whereby Maker raises in excess of $500,000.00 in proceeds, Maker shall use the excess of such proceeds over $500,000.00 to prepay this Note in the manner set forth above. For purposes of this Note, a "financing" shall include, but not be limited to, any sale or pledge by Maker of any of Maker's shares of Common Stock of Boundless Corporation. Maker shall notify Holder of any such financings.

                                                         Page 9 of 22 Pages



              The delay or failure to exercise any right hereunder shall not waive such right. The undersigned hereby waives demand, presentment, protest, notice of dishonor or nonpayment, notice of protest, any and all delays or lack of diligence in collection hereof and assents to each and every extension or postponement of the time of payment or other indulgence.

              This Note shall be governed by, and construed and interpreted in accordance with, the laws of the State of New York.

              IN WITNESS HEREOF, the undersigned has duly executed and delivered this Note the date and year first above written.



                                                  MORGAN KENT GROUP, INC.



                                                  By:--------------------------
                                                         President


ATTEST:



By:-------------------------

                                                  Page 10 of 22 Pages

                                      EXHIBIT C

                                   STOCK PLEDGE AGREEMENT
 THIS AGREEMENT (the "Agreement"), dated as of this first day of October, 1998, by and between MORGAN KENT GROUP, INC., a Delaware corporation with a principal place of business located at 711 Fifth Avenue, New York, New York 10022 ("Pledgor"), and the Holder of that certain note dated as of the date hereof and signing this Agreement (the "Holder").

              WHEREAS, Pledgor wishes to borrow from Holder funds evidenced by Pledgor's secured note (the "Note") dated as of even date herewith;

              WHEREAS, to induce the Holder to lend the Pledgor funds, Pledgor has executed and delivered to the Holder an escrow agreement of even date
(the "Escrow Agreement") whereby the Note will be collateralized by 130,000 shares of common stock (the "Shares") of Boundless Corp., a Delaware corporation ("Boundless"), together with stock powers relating thereto executed in blank.

              NOW, THEREFORE, in consideration of the mutual terms, covenants and conditions herein contained, the parties agree as follows:

   1. Grant of Security Interest. As security for the debts, liabilities and obligations evidenced by or arising under the Note (the "Obligations"), Pledgor hereby pledges to the Holder, and grants and conveys to the Holder a security interest in, the Shares, and all profits, distributions and proceeds arising therefrom (collectively, the "Collateral").

   2. Registration of Securities. Pledgor hereby agrees to execute, upon the occurrence of a default under the Note, at the Holder's request, any and all stock powers or other agreements of transfer to accommodate any transfer of registration of the Shares and cooperate and execute such documents and certificates as necessary to facilitate transfer of the Shares pursuant to Rule 144 of the Securities Act of 1933.

  3.   Pledgor's Representations, Warranties and Covenants.

     1.       The Pledgor represents and warrants as follows:
         a. That Pledgor is, or will be, as the case may be, the legal, record and beneficial owner of, and has good and marketable title to, the Shares pledged by it hereunder, subject to no security interest, lien or adverse claim (except the security interest created by this Pledge Agreement).
         b. That Pledgor has full power, authority and legal right to pledge all the Shares pursuant to this Pledge Agreement.
         c. That this Pledge Agreement creates, as security for the Note, a valid and enforceable perfected security interest on all of the Shares, subject to no other security interest, lien or adverse claim.
                                                         Page 11 of 22 Pages


         d. That no consent, filing, recording or registration is required to perfect the security interest purported to be created in the Shares.

         e. That the Shares were acquired by Pledgor more than two years prior to the date hereof.

         f. That, to Pledgor's knowledge, in the event of a sale of the Shares, no other shares of Boundless common stock will aggregate with the Shares under Rule 144.

              2.     The Pledgor covenants as follows:

         a.     To pay and perform under the Note according to its terms.

         b. To defend the title to the Collateral against all persons and against all claims and demands whatsoever.

         c. To keep the Collateral free and clear of all liens, security interests, claims, charges, encumbrances, taxes and assessments whatsoever.

         d. To retain full beneficial ownership of the Collateral during the term of this Pledge Agreement and not to sell, exchange, assign, loan, deliver, lease, mortgage or otherwise dispose of or encumber the same without the written consent of the Holder.

         e. To pay when due all taxes, assessments and commitments relating to the Collateral.

          f. Upon demand by the Holder, to execute any written agreement or to do any other acts necessary to effectuate the purposes and provisions of this Pledge Agreement and to execute any instrument or statement required by law or otherwise in order to perfect or continue the security interest of the Holder in the Collateral.

          g. Not to sell any shares of common stock of Boundless, other than the Shares, in a manner that would require aggregation under Rule 144 with any sale of the Shares by Pledgee in the event of a foreclosure under this Stock Pledge Agreement, unless and until all of the obligations outstanding under the Note have been fully satisfied or unless the Pledgee has consented to such sale, which consent will not be unreasonably withheld if the proceeds of such sale are used to satisfy Pledgor's obligations under the Note.

                                                       Page 12 of 22 Pages


4.     Default.  The following shall constitute an "Event of Default" by
Pledgor:
    a. The failure to pay or perform any obligations, liabilities or indebtedness of Pledgor under the Note as and when due.

    b. Failure by Pledgor to comply with or perform any provision of this Pledge Agreement.

    c. Subjection of the Collateral to levy of execution or other judicial process.

    d. A proceeding being filed or commenced against Pledgor for dissolution or liquidation or Pledgor voluntarily or involuntarily terminated or dissolves or is being terminated or dissolved; insolvency of, business failure of, the appointment of a custodian, trustee, liquidator or receiver for or for any of the property of, or an assignment for the benefit of creditors by or the filing of a petition under bankruptcy, insolvency or debtor's relief of law, or for any readjustment of indebtedness, composition or extension by or against Pledgor.

    e. Any substantial reduction in the value of the Collateral or any act of Pledgor which imperils the prospect of full performance or satisfaction of Pledgor's obligations herein.

    f. A default by Pledgor under a Secured Note dated August 13, 1998 issued to Holder, in the principal amount $85.925.23 and a Stock Pledge Agreement entered into in connection therewith.

Upon any Event of Default, the Note shall immediately become due and payable in full and the Holder shall have all the rights, remedies and privileges with respect to repossession, retention and sale of the Collateral and disposition of the proceeds as are accorded in the Uniform Commercial
Code of the State of New York. Waiver by the Holder or failure of the Holder to insist upon a strict performance by Pledgor shall not constitute waiver by the Holder as to any future performance or any of its rights hereunder or under the Note.

   5. Voting and Dividends and Other Distributions. Unless and until an Event of Default shall have occurred and be continuing:

      a. Pledgor shall be entitled to vote any and all Shares and to give consents, waivers or ratifications in respect thereof, provided that no vote shall be cast or any consent, waiver or ratification given or any action taken which would violate or be inconsistent with any of the terms of this Pledge Agreement or which would have the effect of impairing the position or interests of the Holder hereunder.

      b. All cash dividends payable in respect of the Shares shall be paid to Pledgor to reduce the then outstanding Obligations.

                                                    Page 13 of 22 Pages

    6. Application of Proceeds. All monies collected by the Holder upon any sale or other disposition of the Shares, together with all other monies received by the Holder hereunder, shall be applied for the sole benefit of the Holder to the payment and satisfaction of the Note.

       7. Termination; Release. When the Note has been paid in full, this Pledge Agreement and the security interest granted hereunder shall terminate, and the Holder, at the request and expense of Pledgor, promptly will execute and deliver to Pledgor a proper instrument or instruments acknowledging the satisfaction and termination of this Pledge Agreement and the security interest granted hereunder, and will duly assign, transfer and deliver to Pledgor (without recourse and without any representation or warranty) such of the Shares as may be in the possession of the Holder and has not theretofore been sold or otherwise applied or released pursuant to this Pledge Agreement.

       8. Governing Law; Jurisdiction etc. This Pledge Agreement shall be governed by and construed in accordance with the laws of the State of New York (excluding the conflicts of laws principles thereof). The Pledgor and Holder hereby irrevocably and unconditionally:

    a. submit for itself and its property in any legal action or proceeding relating to this Pledge Agreement, or for the recognition and enforcement of any judgment in respect thereof, to the exclusive general jurisdiction of the courts of the State of New York, the courts of the United States of America for the Southern District of New York, and appellate courts from any thereof; and
    b. consent that any such action or proceeding may be brought in such courts, and waive any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same.

     All notices given hereunder shall be in writing and shall be deemed to be given upon delivering the notice by hand or by overnight courier service or sent by telecopy, if confirmation of receipt is obtained, as follows:

              If to the Pledgor:
                     MORGAN KENT GROUP, INC.
                     711 Fifth Avenue
                     New York, New York 10022
                     Attn:  Mr. J. Gerald Combs

              If to the Holder:
                     COOK CAPITAL INVESTMENTS LTD.
                     c/o Grushko & Mittman
                     277 Broadway, Suite 801
                     New York, New York 10007
                     Attn:  Edward Grushko, Esq.

                                                     Page 14 of 22 Pages


or, as to each party, at such other address as may be designated by such party by written notice to each of the Pledgor and the Holder.

       9. Exchange of Collateral. If the Maker has delivered to Holder (or an escrow agent acting on Holder's behalf) Collateral representing more than 100,000 Shares, Holder agrees (or causes said escrow agent to agree) to exchange with Maker said certificate for a certificate representing 100,000 Shares.

       10. Expenses. Upon an Event of Default, the Pledgor shall pay to the Holder, to the extent permitted by applicable law, all costs and expenses, including reasonable attorney's fees, incurred by Holder in enforcing this Agreement.

11. Counterparts. This Pledge Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original against any party whose signature appears thereon, and all of which shall together constitute one and the same instrument. This Pledge Agreement shall become binding when one or more counterparts thereof, individually or taken together, shall bear the signatures of all the parties reflected hereon as signatories.


       IN WITNESS WHEREOF, the undersigned has caused this Pledge Agreement to be executed on the date first above written.


                                                  MORGAN KENT GROUP, INC.



                                                  By:----------------------


                                                  COOK CAPITAL INVESTMENTS LTD.



                                                  By:-----------------------

                                                       Page 15 of 22 Pages
                                           Exhibit D



              THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT
       OF 1933, AS AMENDED (THE "ACT"). THIS NOTE MAY NOT BE SOLD, TRANSFERRED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF UNLESS COVERED BY
       AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT, PURSUANT TO RULE
       144 UNDER THE ACT, IF AVAILABLE, OR AN OPINION IS OBTAINED FROM COUNSEL TO THE HOLDER, REASONABLY SATISFACTORY TO COUNSEL TO MAKER, THAT AN EXEMPTION FROM REGISTRATION IS AVAILABLE UNDER THE ACT.



                                        SECURED NOTE

$85,925.23                                        New York, New York
                                                  August 13, 1998

              FOR VALUE RECEIVED, the undersigned, Morgan Kent Group,
Inc. ("Maker"), promises to pay to the order of Cook Capital Investments Ltd., or its successors or assigns ("Holder"), on November 13, 1998, at 711 Fifth Avenue, New York, New York 10022, or at such other place as the Holder may designate from time to time in writing to the Maker, in lawful money of the United States of America, the principal sum of Eighty-five Thousand Nine Hundred Twenty-five dollars and twenty-three cents ($85,925.23), together with interest on the unpaid principal balance of this Note from the date hereof until paid at fifteen percent (15%) per annum.
Interest shall be computed on the basis of a 360-day year.

              This Note is to be secured pursuant to the Stock Pledge Agreement dated on or about the date hereof between Maker and Holder pursuant to which the Maker shall pledge to Holder 35,000 shares of Common Stock of Boundless Corporation.

              The principal balance of this Note may be prepaid at any time, and from time to time, thirty (30) days after the date of this Note at par plus accrued and unpaid interest, at the option of Maker, without premium or penalty.

              The delay or failure to exercise any right hereunder shall not waive such right. The undersigned hereby waives demand, presentment, protest, notice of dishonor or nonpayment, notice of protest, any and all delays or lack of diligence in collection hereof and assents to each and every extension or postponement of the time of payment or other indulgence.

              This Note shall be governed by, and construed and interpreted in accordance with, the laws of the State of New York.



                                                           Page 16 of 22 Pages


              IN WITNESS HEREOF, the undersigned has duly executed and delivered this Note the date and year first above written.



                                                  MORGAN KENT GROUP, INC.



                                                  By:--------------------
                                                         President


ATTEST:



By:--------------------

                                                         Page 17 of 22 Pages

                                   Exhibit E

                            STOCK PLEDGE AGREEMENT
              THIS AGREEMENT (the "Agreement"), dated as of this 13th day of August, 1998, by and between MORGAN KENT GROUP, INC., a Delaware corporation with a principal place of business located at 711 Fifth Avenue, New York, New York 10022 ("Pledgor"), and the Holder of that certain note dated as of the date hereof and signing this Agreement (the "Holder").

              WHEREAS, Pledgor wishes to borrow from Holder funds evidenced by Pledgor's secured note (the "Note") dated as of even date herewith;

              WHEREAS, to induce the Holder to lend the Pledgor funds, Pledgor has executed and delivered to the Holder an escrow agreement of even date
(the "Escrow Agreement") whereby the Note will be collateralized by 35,000 shares of common stock of Boundless Corp. (the "Shares"), a Delaware corporation ("Boundless"), together with stock powers relating thereto executed in blank.

              NOW, THEREFORE, in consideration of the mutual terms, covenants and conditions herein contained, the parties agree as follows:


       1. Grant of Security Interest. As security for the debts, liabilities and obligations evidenced by or arising under the Note
(the "Obligations"), Pledgor hereby pledges to the Holder, and grants and conveys to the Holder a security interest in, the Shares, and all profits, distributions and proceeds arising therefrom (collectively, the "Collateral").

       2. Registration of Securities. Pledgor hereby agrees to execute, upon the occurrence of a default under the Note, at the Holder's request, any and all stock powers or other agreements of transfer to accommodate any transfer of registration of the Shares.

       3.     Pledgor's Representations, Warranties and Covenants.

              1.     The Pledgor represents and warrants as follows:

                1. That Pledgor is, or will be, as the case may be, the legal, record and beneficial owner of, and has good and marketable title to, the Shares pledged by it hereunder, subject to no security interest, lien or adverse claim (except the security interest created by this Pledge Agreement).
                2. That Pledgor has full power, authority and legal right to pledge all the Shares pursuant to this Pledge Agreement.

                3. That this Pledge Agreement creates, as security for the Note, a valid and enforceable perfected security interest on all of the Shares, subject to no other security interest, lien or adverse claim.

                                                        Page 18 of 22 Pages

         4. That no consent, filing, recording or registration is required to perfect the security interest purported to be created in the Shares.


              2.     The Pledgor covenants as follows:

         1.     To pay and perform under the Note according to its terms.

         2. To defend the title to the Collateral against all persons and against all claims and demands whatsoever.

              3. To keep the Collateral free and clear of all liens, security interests, claims, charges, encumbrances, taxes and assessments whatsoever.

              4. To retain full beneficial ownership of the Collateral during the term of this Pledge Agreement and not to sell, exchange, assign, loan, deliver, lease, mortgage or otherwise dispose of or encumber the same without the written consent of the Holder.

              5. To pay when due all taxes, assessments and commitments relating to the Collateral.

              6. Upon demand by the Holder, to execute any written agreement or to do any other acts necessary to effectuate the purposes and provisions of this Pledge Agreement and to execute any instrument or statement required by law or otherwise in order to perfect or continue the security interest of the Holder in the Collateral.

       4. Default. The following shall constitute an "Event of Default" by Pledgor:

               1. The failure to pay or perform any obligations, liabilities or indebtedness of Pledgor under the Note as and when due.

               2. Failure by Pledgor to comply with or perform any provision of this Pledge Agreement.

               3. Subjection of the Collateral to levy of execution or other judicial process.

                                                      Page 19 of 22 Pages

                 4. A proceeding being filed or commenced against Pledgor for dissolution or liquidation or Pledgor voluntarily or involuntarily terminated or dissolves or is being terminated or dissolved; insolvency of, business failure of, the appointment of a custodian, trustee, liquidator or receiver for or for any of the property of, or an assignment for the benefit of creditors by or the filing of a petition under bankruptcy, insolvency or debtor's relief of law, or for any readjustment of indebtedness, composition or extension by or against Pledgor.

                     5. Any substantial reduction in the value of the Collateral or any act of Pledgor which imperils the prospect of full performance or satisfaction of Pledgor's obligations herein.


              Upon any Event of Default, the Note shall immediately become due and payable in full and the Holder shall have all the rights, remedies and privileges with respect to repossession, retention and sale of the Collateral and disposition of the proceeds as are accorded in the Uniform Commercial Code of the State of New York. Waiver by the Holder or failure of the Holder to insist upon a strict performance by Pledgor shall not constitute waiver by the Holder as to any future performance or any of its rights hereunder or under the Note.


       5. Voting and Dividends and Other Distributions. Unless and until an Event of Default shall have occurred and be continuing:

              1. Pledgor shall be entitled to vote any and all Shares and to give consents, waivers or ratifications in respect thereof, provided that no vote shall be cast or any consent, waiver or ratification given or any action taken which would violate or be inconsistent with any of the terms of this Pledge Agreement or which would have the effect of impairing the position or interests of the Holder hereunder.

              2. All cash dividends payable in respect of the Shares shall be paid to Pledgor to reduce the then outstanding Obligations.

       6. Application of Proceeds. All monies collected by the Holder upon any sale or other disposition of the Shares, together with all other monies received by the Holder hereunder, shall be applied for the sole benefit of the Holder to the payment and satisfaction of the Note.


       1. Termination; Release. When the Note has been paid in full, this Pledge Agreement and the security interest granted hereunder shall terminate, and the Holder, at the request and expense of Pledgor, promptly will execute and deliver to Pledgor a proper instrument or instruments acknowledging the satisfaction and termination of this Pledge Agreement and the security interest granted hereunder, and will duly assign, transfer and deliver to Pledgor (without recourse and without any representation or warranty) such of the Shares as may be in the possession of the Holder and has not theretofore been sold or otherwise applied or released pursuant to this Pledge Agreement.




                                                      Page 20 of 22 Pages

       8. Governing Law; Jurisdiction etc. This Pledge Agreement shall be governed by and construed in accordance with the laws of the State of New York (excluding the conflicts of laws principles thereof). The Pledgor and Holder hereby irrevocably and unconditionally:


              1.  submit for itself and its property in any legal action or proceeding relating to this Pledge Agreement, or for the
              2. recognition and enforcement of any judgment in respect thereof, to the exclusive general
              3.
              4. jurisdiction of the courts of the State of New York, the courts of the United States of America for the Southern District of New York, and appellate courts from any thereof; and

              2. consent that any such action or proceeding may be brought in such courts, and waive any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same.

              All notices given hereunder shall be in writing and shall be deemed to be given upon delivering the notice by hand or by overnight courier service or sent by telecopy, if confirmation of receipt is obtained, as follows:

              If to the Pledgor:

                     MORGAN KENT GROUP, INC.
                     711 Fifth Avenue
                     New York, New York 10022

                     Attn:  Mr. J. Gerald Combs

              If to the Holder:

                     COOK CAPITAL INVESTMENTS LTD.
                     c/o Grushko & Mittman
                     277 Broadway, Suite 801
                     New York, New York 10007

                     Attn:  Edward Grushko, Esq.

or, as to each party, at such other address as may be designated by such party in a written notice to each of the Pledgor and the Holder.


       9. Exchange of Collateral. If the Maker has delivered to Holder (or an escrow agent acting on Holder's behalf) Collateral representing more than 35,000 Shares, Holder agrees (or causes said escrow agent to agree) to exchange with Maker said certificate for a certificate representing 35,000 Shares.


                                                   Page 21 of 22 Pages

       10. Expenses. Upon an Event of Default, the Pledgor shall pay to the Holder, to the extent permitted by applicable law, all costs and expenses, including reasonable attorney's fees, incurred by Holder in enforcing this Agreement.


       11. Counterparts. This Pledge Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original against any party whose signature appears thereon, and all of which shall together constitute one and the same instrument. This Pledge Agreement shall become binding when one or more counterparts thereof, individually or taken together, shall bear the signatures of all the parties reflected hereon as signatories.

                                                   Page 22 of 22 Pages

       IN WITNESS WHEREOF, the undersigned has caused this Pledge Agreement to be executed on the date first above written.


                                                  MORGAN KENT GROUP, INC.



                                                  By:------------------------


                                                  COOK CAPITAL INVESTMENTS LTD.



                                                  By:------------------------